# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trump Media & Technology Group Corp., CIK 0001849635
CUSIP: 25400Q105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida (FL), 34232
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001140361-24-017051
Filed by CIK 0000947033
Persons authorized to receive notices and communications: Trump Media & Technology Group, 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida (FL), 34232, (941) 735-7346

## Reporting persons
- TRUMP DONALD J (CIK 0000947033): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 114,750,000; sole dispositive power 0; shared dispositive power 114,750,000; aggregate amount beneficially owned 114,750,000 (41.5% of the class)
  Comment: (1) The figures in Rows 8 and 10 include 114,750,000 shares of the common stock, par value $0.0001 per share ("Common Stock") of Trump Media & Technology Group Corp., a Florida corporation (the "Issuer"), owned by the Donald J. Trump Revocable Trust dated April 7, 2014 (the "Trust"), of which President Donald J. Trump is the settlor and is presently the sole beneficiary. Donald J. Trump Jr. is the trustee and has sole voting and investment power over all securities owned by the Trust.
  
  (2) The percentage in Row 13 is calculated based on 276,497,911 shares of Common Stock outstanding as of December 15, 2025, as reported in the Issuer's current report on Form 8 K filed with the Securities and Exchange Commission (the "SEC") on December 18, 2025.
- Donald J. Trump Jr.: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 114,750,000; sole dispositive power 0; shared dispositive power 114,750,000; aggregate amount beneficially owned 114,750,000 (41.5% of the class)
  Comment: (1) The figures in Rows 8 and 10 include 114,750,000 shares of Common Stock owned by the Trust, of which President Donald J. Trump is the settlor and is presently the sole beneficiary. Donald J. Trump Jr. is the trustee and has sole voting and investment power over all securities owned by the Trust, and disclaims beneficial ownership of the shares held by the Trust except to the extent of his pecuniary interest therein.
  
  (2) The percentage in Row 13 is calculated based on 276,497,911 shares of Common Stock outstanding as of December 15, 2025, as reported in the Issuer's current report on Form 8-K filed with the SEC on December 18, 2025.
- Donald J. Trump Revocable Trust dated April 7, 2014: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 0; shared voting power 114,750,000; sole dispositive power 0; shared dispositive power 114,750,000; aggregate amount beneficially owned 114,750,000 (41.5% of the class)
  Comment: (1) The figures in Rows 8 and 10 include 114,750,000 shares of Common Stock owned by the Trust, of which President Donald J. Trump is the settlor and is presently the sole beneficiary. Donald J. Trump Jr. is the trustee and has sole voting and investment power over all securities owned by the Trust.
  
  (2) The percentage in Row 13 is calculated based on 276,497,911 shares of Common Stock outstanding as of December 15, 2025, as reported in the Issuer's current report on Form 8-K filed with the SEC on December 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Trump Media & Technology Group Corp.
Address of issuer's principal executive offices: 401 N. Cattlemen Rd., Ste. 200, Sarasota, Florida (FL), 34232
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the SEC on April 1, 2024, as amended by Amendment No. 1 filed with the SEC on April 30, 2024 and Amendment No. 2 filed with the SEC on December 30, 2024 (the "Original Schedule 13D"). Except as specifically amended by this Amendment, there have been no changes in the information set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment is jointly filed by:

(i) President Donald J. Trump, individually;

(ii) Donald J. Trump Revocable Trust dated April 7, 2014, a revocable trust established under the laws of Florida (the "Trust"); and

(iii) Donald J. Trump Jr., as trustee of the Trust.

Each of the foregoing is referred to in this Amendment individually as a "Reporting Person," and collectively as the "Reporting Persons."

President Donald J. Trump is an individual and citizen of the United States of America; his principal address is 1100 S. Ocean Blvd. Palm Beach, FL 33480. President Donald J. Trump serves as the 47th president of the United States of America, for which the principal business address is 1600 Pennsylvania Avenue NW, Washington, D.C. 20500.

Donald J. Trump Jr. is an individual and citizen of the United States of America; his principal address is 115 Eagle Tree Terrace, Jupiter, FL 33477. Donald J. Trump Jr. serves as a member of the board of directors of the Issuer.

The address of the principal business and office of the Trust is 115 Eagle Tree Terrace, Jupiter, FL 33477.

During the last five years, (i) neither the Trust nor Donald J. Trump Jr. have been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and (ii) on May 30, 2024, President Donald J. Trump was convicted in New York State Supreme Court in Manhattan of falsifying business records. On December 16, 2024, the New York State Supreme Court in Manhattan denied a motion to dismiss the conviction filed by President Donald J. Trump. On January 10, 2025, President Donald J. Trump was sentenced to unconditional discharge. No jail time, fines, probation or other penalty was imposed.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 of this Amendment is incorporated herein by reference.

On December 17, 2024, President Donald J. Trump transferred 114,750,000 shares of Common Stock of the Issuer to the Trust, of which he is presently the sole beneficiary. Such transfer did not involve a purchase or sale. Donald J. Trump Jr. is the sole trustee of the Trust and has sole voting and investment power over all securities owned by the Trust.

The Reporting Persons beneficially own 41.5% of the voting power of the Common Stock of the Issuer and therefore may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described in Item 6 of this Amendment, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer's management and/or board of directors and/or with other stockholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing stockholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons intend to review the investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as deemed appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law and contractual and other restrictions, including the terms of the TMTG Support Agreement (as defined in Item 6 herein), at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that may be owned by the Reporting Persons from time to time, in each case in open market or private transactions, block sales, or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions, subject, as applicable, to the conditions and restrictions set forth in the Issuer's insider trading policy.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 6 is incorporated by reference in Items 5(a)-(d), as applicable.

See each row (11) and (13) of the cover pages to this Amendment for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See each row (7) through (10) of the cover pages to this Amendment for the aggregate number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Merger Agreement

On December 18, 2025, the Issuer and T Media Sub, Inc., a Florida corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with TAE Technologies, Inc., a Delaware corporation ("TAE"), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into TAE (the "Merger"), with TAE surviving the Merger as a wholly owned subsidiary of the Issuer. The Merger and the other transactions contemplated by the Merger Agreement are expected to close (the "Closing") on the date that is the third business day following the satisfaction or waiver of each of the conditions to Closing, but in no event later than December 18, 2026, unless consented to in writing by the Issuer, Merger Sub and TAE. The Merger, if and when consummated, will constitute an extraordinary corporate transaction. Upon consummation of the Merger, the Issuer expects that its pre-Merger shareholders will own approximately 50% of the combined company and pre-Merger shareholders of TAE will own approximately 50% of the combined company, in each case on a fully diluted equity basis.

Post-Closing Governance

In connection with the Merger Agreement, the Issuer and TAE have agreed to certain governance-related matters. At the effective time of the Merger (the "Effective Time"), the board of directors of the combined company (the "Board") will have nine members, including (i) two directors designated by TAE (the "TAE Designees"), consisting of Dr. Michl Binderbauer and Michael B. Schwab, (ii) two directors designated by the Issuer (the "TMTG Designees"), consisting of Devin Nunes and Donald J. Trump Jr., and (iii) five independent director nominees to be mutually selected by the Issuer and TAE (collectively with the TAE Designees and the TMTG Designees, the "Board Designees"), as provided in and subject to the terms of the Merger Agreement. At the Effective Time, Michael B. Schwab will be appointed as Chairperson of the Board and Devin Nunes and Dr. Michl Binderbauer will be appointed to serve as co-Chief Executive Officers of the combined company.

Voting and Support Agreement

In connection and concurrently with the execution of the Merger Agreement, the Trust entered into a Voting and Support Agreement, dated as of December 18, 2025, with TAE (the "TMTG Support Agreement"). Subject to the terms and conditions of the TMTG Support Agreement, the Trust has agreed, among other things, to vote all of the Common Stock held by it as of the date of the TMTG Support Agreement (representing in the aggregate approximately 42% of the total outstanding Common Stock), and any new shares of Common Stock acquired by the Trust after the date of the TMTG Support Agreement and prior to the Expiration Date (as defined below) (all of such shares of Common Stock, the "Subject Securities"), in favor of the proposals to approve of the issuance of Common Stock in connection with the Merger (the "Stock Issuance") and the adoption of an amendment to the Articles of Incorporation of TMTG (the "TMTG Charter"), in the form attached to the Merger Agreement as Exhibit A (the "TMTG Charter Amendment"), and against (i) any proposals that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Trust under the TMTG Support Agreement, (ii) any amendment to the TMTG Charter or the Issuer's bylaws that would reasonably be expected to prohibit or impede the timely consummation of the Merger and/or the other transactions contemplated by the Merger Agreement or (iii) any change in a majority of the Issuer's board of directors (other than in connection with the election of the Board Designees in accordance with the terms of the Merger Agreement). Accordingly, the TMTG Support Agreement relates to, and the agreement by the Trust to vote in favor of the Stock Issuance and adoption of the TMTG Charter Amendment in accordance therewith may result in, an extraordinary corporate transaction. Notwithstanding the foregoing or anything else in the TMTG Support Agreement to the contrary, if there is any amendment or other modification to the Merger Agreement that is material and adverse to the Trust, then the Trust shall have no obligation to vote any of the Subject Securities in accordance with the TMTG Support Agreement (including in favor of the Stock Issuance or adoption of the TMTG Charter Amendment).

The TMTG Support Agreement restricts the ability of the Trust to transfer or sell the Subject Securities owned by the Trust, subject to certain limited exceptions. Except for certain obligations set forth therein, the TMTG Support Agreement will terminate automatically and without further action upon the earliest to occur of: (a) the Effective Time, (b) the date the Merger Agreement is terminated in accordance with its terms, (c) a change of recommendation of the Issuer's board of directors that the Issuer's stockholders approve the Stock Issuance and adoption of the TMTG Charter Amendment or (d) the termination of the Merger Agreement by mutual written consent of the parties thereto (such earliest date, the "Expiration Date").

The foregoing description of the Merger Agreement and the TMTG Support Agreement is not complete and is qualified in its entirety by reference to the full text of such agreements, which are filed as Exhibits 99.1 and 99.2, respectively, in Item 7 hereto and incorporated herein by reference.

The Reporting Persons or any of their affiliates may, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell or distribute in kind at any time all or a portion of the Common Stock now owned or hereafter acquired by them, except to the extent prohibited by the TMTG Support Agreement as described above.

Donald J. Trump Jr. is a director of the Issuer and the sole trustee of the Trust and has sole voting and investment power over all securities owned by the Trust.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Agreement and Plan of Merger, dated as of December 18, 2025, by and among Trump Media & Technology Group Corp., T Media Sub, Inc. and TAE Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on December 18, 2025). https://www.sec.gov/Archives/edgar/data/1849635/000114036125046056/ef20061577_ex2-1.htm

Exhibit 99.2: Voting and Support Agreement, dated as of December 18, 2025, by and between Donald J. Trump Revocable Trust dated April 7, 2014 and TAE Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer's current report on Form 8-K filed with the SEC on December 18, 2025). https://www.sec.gov/Archives/edgar/data/1849635/000114036125046056/ef20061577_ex99-1.htm

Exhibit 99.3: Joint Filing Agreement (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D filed with the SEC on December 30, 2024).

## Signatures
- TRUMP DONALD J: /s/ Donald J. Trump, by Jonathan Talcott pursuant to Power of Attorney, Donald J. Trump (12/22/2025)
- Donald J. Trump Jr.: /s/ Donald J. Trump Jr., by Jonathan Talcott pursuant to Power of Attorney, Donald J. Trump Jr. (12/22/2025)
- Donald J. Trump Revocable Trust dated April 7, 2014: /s/ Scott Glabe, Attorney-in-Fact (12/22/2025)